February 2, 2007

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Global Security Risk

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn:	James Lopez

Re:	Comment letter dated December 7, 2006

Dear Mr. Lopez:

On behalf of Stena AB (publ) (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 7, 2006, with respect to the Company’s Form 20-F for the year ended December 31, 2005 (the “20-F”). For your convenience, we have included as part of our response, the information included in our response dated October 24, 2006 to the comment letter dated September 29, 2006. Our response is divided into two parts. The first part sets forth summary information regarding the corporate structure of the Stena Group. The second part of the response sets forth information relating to the charter contract held by Concordia Maritime AB (publ) (“Concordia”) for the Stena Vision and addresses the comments of the Staff.

Part I

As set forth in the Company’s Form 20-F under Item 7. Major Shareholders and Related Party Transactions, Dan Sten Olsson and other members of the Sten Allan Olsson family own all the outstanding common stock of the Company, Stena Sessan AB (“Sessan”) and Stena Metall AB. Sessan owns approximately 52% of the outstanding equity and approximately 71% of the outstanding voting power of Concordia. The shares of Concordia are also traded on the Stockholm stock exchange.

The Company does not own, directly or through any subsidiary, any equity interest in Concordia. The Company provides services such as administration, marketing, insurance and technical support for Concordia's owned and chartered vessels. These services include, among others, administration of jointly chartered vessels, office and office services for Concordia's personnel, financial services and acting as shipbroker for vessels owned or chartered by Concordia.

Part II

The Company understands that the Stena Vision is owned by Vision Ltd. (“Vision”), a wholly owned subsidiary of Arlington Tankers Ltd. (“Arlington”). On October 20, 2004, CM V-MAX I Ltd., a wholly owned subsidiary of Concordia, entered into an agreement with Vision to charter the Stena Vision for five years, with three one-year options to extend the charter.

Arlington was formed in 2004 by the Company and Concordia. In October 2004, Arlington acquired vessels from the Company and Concordia with the proceeds of bank borrowings and an initial public offering and the issuance of Arlington stock to the Company and Concordia. In connection with this sale, the Company and Concordia each entered into long-term charters with respect to the vessels sold by each of them and the Company entered into ship management agreements with Arlington in respect of all the vessels.

Concordia chartered the Stena Vision to the National Iran Tanker Company (“NITC”) for the period commencing on May 28, 2006 and ending on August 23, 2006 and subsequently chartered the Stena Vision to NITC for a one month charter which expired on January 29, 2007 (each, an “NITC Charter”). The charterhire payable to Concordia pursuant to the first NITC Charter was $3,346,943; the charterhire payable to Concordia pursuant to the second NITC was $720,000. For each of the years ended December 31, 2005, December 31, 2004 and December 31, 2003, Concordia did not receive any revenue from transactions with the NITC or any other Iranian entity. In addition, during such periods, Concordia did not have any assets or liabilities related to Iranian entities.

A wholly owned subsidiary of the Company acted as shipbroker for Concordia in respect of the two NITC Charters and received a ship brokerage fee of $41,837 for the first NITC Charter and a ship brokerage fee of $10,800 for the second NITC Charter. Neither the Company nor any of its subsidiaries received any of the charter hire paid to Concordia from the two charters with the NITC. The Company's total revenues for the nine months ended September 30, 2006 were $2,471,000,000. For each of the years ended December 31, 2005, December 31, 2004 and December 31, 2003, the Company did not receive any revenue from transactions with the NITC or any other Iranian entity. In addition, during such periods, the Company did not have any assets or liabilities related to Iranian entities. Based on the foregoing, the Company does not believe the two ship brokerage transactions are material to the Company and its subsidiaries on a quantitative basis.

Except for the two ship brokerage transactions on behalf of Concordia, the Company has had no dealings with Iran during 2007, 2006, 2005, 2004 and 2003. Moreover, the Company has no current, past or anticipated operations in Iran and has no current or anticipated contacts with Iran. As noted above, the Company did not charter the Stena Vision to the NITC or receive any charterhire in respect of such charters. Iran or entities controlled by it are not customers of the Company and have not, do not, and will not receive cash or other financing in connection with the Company’s operations. In addition, the Company does not do business with Iran and does not have ties to Iran. As such, and particularly in light of the scope of the Company’s worldwide activities involving its passenger and freight ferry services, drilling rigs, shipping operations and real estate investments, the Company does not believe that a reasonable investor would view these two ship brokerage transactions on behalf of Concordia as materially impacting upon the Company's reputation. As set forth in the 20-F, all of the Company’s shares are held by Dan Sten Olsson and other members of the Sten Allan Olsson family. As a result, there is no basis for concern about impact on share value. The Company has also been advised by its Swedish counsel that the charter of the Stena Vision by Concordia and the ship brokerage activities on the part of the Company do not violate Swedish law. Based on the foregoing, the Company does not believe the two ship brokerage transactions are material on a qualitative basis.

In light of the scope of the Company’s overall operations compared to the two ship brokerage transactions, and based on the quantitative and qualitative materiality analysis set forth above, the Company does not believe that these two ship brokerage transactions on behalf of Concordia should reasonably be construed as the Company doing business with Iran or as the Company having ties to Iran within the context of specific legislation adopted by various states permitting divestment of state pension assets from companies that do business or have ties with countries identified as state sponsors of terrorism. Accordingly, the Company does not believe these two transactions in this context would likely affect a reasonable investor’s sentiment with respect to the Company.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the 20-F;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please direct any questions concerning this filing to the undersigned at 011 463 1428 853.

Very truly yours,

/s/ Staffan Hultgren
Staffan Hultgren

cc:	Michael E. Gizang

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